

Mail Stop 3561

March 6, 2008

Peter M. van Stolk
Chief Executive Officer
234 Ninth Avenue North
Seattle, WA 98109

> **Re: Jones Soda Co.**
> **Form 10-K/A for fiscal year ended December 31, 2006**
> **Filed January 30, 2008**
> **File No. 000-28820**

Dear Mr. van Stolk:

We have completed our review of your Form 10-K and related amendments and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Tim Woodland, Esq.
       Fax: (206) 587-2308